

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2018

Ken Myszkowski
Chief Financial Officer
ARROWHEAD PHARMACEUTICALS, INC.
225 S. Lake Avenue
Suite 1050
Pasadena, CA 91101

      Re: ARROWHEAD PHARMACEUTICALS, INC.
            10-K for the Year Ended September 30, 2017
            Filed December 12, 2017
            File No. 001-38042

Dear Mr. Myszkowski:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                     Division of Corporation Finance
                                                    Office of Healthcare & Insurance